UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006 PORTRUSH PETROLEUM CORPORATION (Name of Registrant) 1687 West Broadway #200, Vancouver, British Columbia V6J 1X2 Executive Offices

1.	Press Releases: 3/13/2006; 3/29/2006; 4/11/2006, 5/9/2006

2.	Audited Financial Statements for the Fiscal Year Ended 12/31/2005

3.	Form 52-102F1: MD&A for Annual Financial Statements

4.	Form 52-109FT2: CEO Certification of Annual Filings during Transition Period, dated 4/28/2006 Form 52-109FT2: CFO Certification of Annual Filings during Transition Period, dated 4/28/2006

5.	Notice of Meeting and record date to be held 5/26/2006, dated 3/22/2006

6.	Information Circular, dated 4/28/2006

7.	Proxy Material

8.	Form 13-502F1; Class 1 Participation Fee; filed 5/1/2006

9.	Interim Financials Statements for the Period Ended March 31, 2006

10.	Form 52-102F1: MD&A for Interim Financial Statements

11.	Form 52-109F2: CEO Certification of Interim Filings, dated 5/29/2006 Form 52-109F2: CFO Certification of Interim Filings, dated 5/29/2006

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

Portrush announces First Production from Scanio-Shelton #6

Vancouver, March 13, 2006 – Portrush Petroleum Corporation (TSX- V :PSH,
OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that natural gas and condensate production has successfully commenced from the Scanio Shelton # 6.

The well has been production tested at a rate of three million cubic feet of gas and one hundred and twenty four barrels of condensate per day. The current selling price for gas from the property is $7.72 mmbtu and $58.45 per barrel of condensate.

The operator intends to produce the well at a reduced rate of two and a half million cubic feet of gas per day. This will lower the condensate production to approximately one hundred and fourteen barrels a day. At the proposed level of production the well will generate gross revenues of approximately $780,000 per month.
An absolute open flow for the well has been calculated at 14 million cubic feet per day.

Portrush holds a10% working interest.

All production testing was conducted into the sales line. The existing production equipment has been upgraded to deal with the larger production volumes and the much higher flowing tubing pressure. This work is now virtually complete.

Martin Cotter, the Company's President and CEO, stated, "We are very pleased with the initial prognosis for this well. The potential for near-term addition of new reserves and production to our established production base is an important element of our basic strategy to build a mixed portfolio of exploration and production opportunities to create substantial value for our shareholders."

A final interpretation of the overall hydrocarbon column encountered, and hence estimated reservoir volumes and a full analysis of all the log data and fluid sampling recovered from the well is underway. We anticipate this preliminary report will be complete within a number of days.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from
2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and all seven wells have been placed on production.

Investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at
www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION Mr. Martin Cotter, President & Director Telephone 604 696 2555

Wednesday, March 29, 2006. Press Release SOURCE: Portrush Petroleum Corporation

Portrush announces Reserves from Scanio-Shelton #6

Vancouver, March 29, 2006 – Portrush Petroleum Corporation (TSX- V :PSH,
OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that a preliminary evaluation of reserves discovered at Scanio Shelton # 6 is now complete.

Proven producing gas reserves have been calculated at 5 BCF and associate condensate reserves at approximately 200,000 barrels. In addition, proven behind pipe reserves have been calculated to be 4.5BCF.

The well has been placed on production at a rate of two and a half million cubic feet of gas and one hundred and fourteen barrels of condensate a day.

The well commenced production on March 13th and it is anticipated that for the month of
March the entire lease at Mission River will produce approximately sixty million cubic feet of gas and approximately three thousand barrels of condensate. Btu adjustment on the gas is 11.44% .

The existing production equipment has been upgraded to deal with the larger production volumes and the much higher flowing tubing pressure. This work is now complete.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from
2,000 to 8,800 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and all seven wells have been placed on production.

A discussion between the operator and the drilling contractor on follow up drilling on the lease is underway. An announcement on the number of wells to be drilled and the timing of this drilling will be made in due course.

The Company continues to evaluate a number of other projects and developments. A decision on these projects will be made in the coming weeks.

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.
Alternatively, investors are able to e-mail all questions and correspondence to
PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at
www.portrushpetroleum.com or visit our Investor Relations site at
http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD Mr. Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION Corporate Mr. Martin Cotter, President & Director Telephone 604 696 2555 info@portrushpetroleum.com

Tuesday April 11th, 2006. Press Release SOURCE: Portrush Petroleum Corporation

Portrush to drill a second deep test at Mission river

Vancouver, April 11th. 2006 – Portrush Petroleum Corporation (TSX- V :PSH,
OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that the operator has proposed drilling another deep test on the Mission River lease 1,000 feet north of the
Scanio Shelton #6.

The recoverable proved producing reserves from the Scanio Shelton #6 are estimated at 5 BCF and 200,000 barrels of condensate. The newly proposed well will be drilled to further evaluate the aerial extent of the producing zone. The well will also help to fully develop the other sands encountered in the Scanio Shelton #6. It has been agreed in order to effectively drain the reservoir and recover the reserves another well is needed.

The newly proposed well will be drilled to properly develop the sands encountered in the Scanio
Shelton #6 and is a very significant departure from the original twelve well shallow drilling program. It is considered in the best interest of all participants because the potential new reserves to be captured far exceed the potential reserves in the shallower formations.

An announcement on the timing of the drilling and a decision on further drilling will be taken in due course.

The Scanio Shelton #6 has been placed on production at a rate of two and a half million cubic feet of gas and one hundred and fourteen barrels of condensate a day.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from
2,000 to 8,800 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and all seven wells have been placed on production.

The Company will extend the term of previously granted stock options to Directors and Officers which expire this month by granting options to directors to purchase up to 1,600,000 shares at
$0.15 per share for a period of 3 years.

Investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at
www.portrushpetroleum.com or visit our Investor Relations site at
http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION Mr. Martin Cotter, President & Director Telephone 604 696 2555 info@portrushpetroleum.com

Tuesday May 9, 2006 Press Release SOURCE: Portrush Petroleum Corporation

Portrush announces Scanio-Shelton #7

Vancouver, May 9, 2006 – Portrush Petroleum Corporation (TSX- V :PSH,
OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that the next deep test on the Mission River lease will be drilled in early June. The well, the Scanio/Shelton
#7, will be drilled approximately 1,200 feet north of the Scanio Shelton #6 and the operator has hired the drilling contractor who successfully drilled the number six well.

The Scanio Shelton #6 was drilled earlier this year and was placed on production at a rate of two and a half million cubic feet of gas and one hundred and fourteen barrels of condensate a day. Work is already underway to prepare the lease for the number seven well.

The newly proposed well will be drilled to further evaluate the aerial extent of the producing zone. The well will also help to fully develop the other sands encountered in the Scanio Shelton
#6. It has been agreed in order to effectively drain the reservoir and recover the reserves another well is needed.

The newly proposed well will be drilled to and through the 8,400 pay section to properly develop the sands encountered in the Scanio Shelton #6 and is a very significant departure from the original twelve well shallow drilling program. It is considered in the best interest of all participants because the potential new reserves to be captured far exceed the potential reserves in the shallower formations.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from
2,000 to 8,800 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and all seven wells have been placed on production.

Investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at
www.portrushpetroleum.com or visit our Investor Relations site at
http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION Corporate Mr. Martin Cotter, President & Director Telephone 604 696 2555 info@portrushpetroleum.com

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

DECEMBER 31, 2005

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2005 and 2004 and
the consolidated statements of operations and defict and cash flows for the years ended December 31, 2005, 2004 and 2003.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the
Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the
Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended
December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada

Chartered Accountants

March 31, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 31, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada

Chartered Accountants

March 31, 2006

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31

	2005	2004

ASSETS

Current
Cash	$189,546	$ 74,543
Receivables	73,649	67,694
Prepaids	-	5,625

	263,195	147,862

Oil and gas properties (Note 3)	1,571,241	1,642,393

	$1,834,436	$ 1,790,255

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$89,123	$ 283,110
Due to related parties (Note 6)	16,571	151,602

	105,694	434,712

Future site restoration	10,494	6,473

	116,188	441,185

Shareholders' equity
Capital stock (Note 4)
Authorized
100,000,000 common shares without par value
Issued and outstanding
43,433,792 common shares (2004 – 40,342,417)	13,398,523	12,854,161
Contributed surplus (Note 4)	337,747	352,683
Deficit	(12,018,022)	(11,857,774)

	1,718,248	1,349,070

	$1,834,436	$ 1,790,255

Nature and continuance of operations (Note 1)
Subsequent event (Note 10)
On behalf of the Board:
“Neal Iverson”	Director	“Martin Cotter”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2005	2004	2003

REVENUE
Oil and gas revenue, net of royalties	$593,598	$442,368	$415,244

DIRECT COSTS
Depletion	122,269	121,937	599,679
Operating expenses	221,664	145,556	123,767

Total direct costs	(343,933)	(267,493)	(723,446)

EXPENSES
Consulting and administration fees	34,750	107,170	34,322
Investor relations	53,635	164,344	24,860
Management fees – related party	72,000	72,000	87,000
Office and miscellaneous	74,393	107,354	62,040
Professional fees	58,694	60,545	100,702
Stock-based compensation	75,193	298,483	-
Transfer agent and regulatory fees	25,546	24,981	22,266
Travel and promotion	8,488	33,296	11,920

Total expenses	(402,699)	(868,173)	(343,110)

Loss before other items	(153,034)	(693,298)	(651,312)

OTHER ITEMS
Gain on settlement of lawsuit	-	-	2,464
Interest expense	-	-	(12,191)
Foreign exchange	(7,214)	-	(85,459)
Write-off of receivable	-	(73,022)	-

Total other items, net	(7,214)	(73,022)	(95,186)

Loss for the year	(160,248)	(766,320)	(746,498)

Deficit, beginning of year	(11,857,774)	(11,091,454)	(10,344,956)

Deficit, end of year	$ (12,018,022)	$(11,857,774)	$(11,091,454)

Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.03)

Weighted average number of shares outstanding	41,572,559	33,858,626	22,235,777

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(160,248)	$(766,320)	$(746,498)
Items not affecting cash:
Accrued interest	-	-	12,191
Depletion	122,269	121,937	599,679
Gain on settlement of lawsuit	-	-	(2,464)
Write-off of receivable	-	73,022	-
Write-off of accounts payable	(8,215)	-	-
Accrual of management fees	72,000	72,000	-
Stock-based compensation expense	75,193	298,483	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(5,955)	(136,884)	19
(Increase) decrease in prepaids	5,625	(5,625)	-
Increase (decrease) in accounts payable and accrued liabilities	(185,772)	25,262	(341,918)

Cash used in operating activities	(85,103)	(318,125)	(478,991)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	(207,031)	21,648	51,954
Proceeds from issuance of capital stock	479,175	1,973,250	703,200
Share issuance costs	(24,942)	(16,639)	(56,524)
Proceeds from convertible debentures	-	-	12,074
Share subscriptions received in advance	-	-	146,950

Cash provided by financing activities	247,202	1,978,259	857,654

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(47,096)	(1,590,572)	(391,138)

Cash used in investing activities	(47,096)	(1,590,572)	(391,138)

Change in cash position during year	115,003	69,562	(12,475)

Cash position, beginning of year	74,543	4,981	17,456

Cash position, end of year	$189,546	$74,543	$4,981

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the
Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	2005	2004

Working capital (deficiency)	$ 157,501	$ (286,850)
Deficit	(12,018,022)	(11,857,774)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from these estimates.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2005, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars) DECEMBER 31, 2005

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont'd…)

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of- production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Site restoration

The Company has adopted CICA Handbook Section 3110 “Asset Retirement Obligations”. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $10,494 (2004 - $6,473).

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non- monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the loss for the year.

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation to employees and non-employees. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2005, 2004 and 2003, the total number of potentially dilutive shares excluded from loss per share is 5,362,500, 4,644,559 and 9,687,059 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

3. OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2005	2004

Oil and gas properties:
U.S.A., proved	$2,708,708	$2,612,495
Canada, unproved	104,464	149,560

	2,813,172	2,762,055

Less: Accumulated depletion	(1,241,931)	(1,119,662)

	$1,571,241	$1,642,393

At December 31, 2005, the oil and gas properties include $104,464 (2004 - $149,560) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospect, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

Michigan and Wyoming, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. During the year ended
December 31, 2003, the ceiling test calculation determined that the net book value of the Company’s assets in the
U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

Texas, U.S.A.

The Company acquired a 10% working interest (7.5% net revenue interest) in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

The full cost ceiling test results as of December 31, 2005 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2005 ceiling test are as follows:

	Natural Gas	Oil
	(Cdn $/Mmbtu)	(Cdn $/Bbl)

2006	$11.08	$71.08
2007	10.87	69.67
2008	10.65	68.28
2009	10.42	66.88
2010	10.23	65.59

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number	Capital	Contributed
	of Shares	Stock	Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2002	20,060,608	$9,955,650	$22,474

Private placements	4,137,059	351,251	205,049
Exercise of options	50,000	5,000	-
Exercise of warrants	946,000	141,900	-
Conversion of convertible debentures	1,500,000	116,439	63,561
Share issuance costs	-	(35,992)	(20,532)

Balance, December 31, 2003	26,693,667	10,534,248	270,552

Exercise of options	1,050,000	110,000	-
Exercise of warrants	7,680,000	1,090,200	-
Finders’ fees	318,750	63,750	-
Private placements	4,600,000	920,000	-
Contributed surplus on exercise of warrants and options	-	216,352	(216,352)
Stock-based compensation	-	-	298,483
Share issuance costs	-	(80,389)	-

Balance, December 31, 2004	40,342,417	12,854,161	352,683
Exercise of options	1,194,500	179,175	-
Private placement	2,000,000	300,000	-
Escrow shares cancelled	(103,125)	(31,556)	31,556
Contributed surplus on exercise of options	-	121,685	(121,685)
Stock-based compensation	-	-	75,193
Share issuance costs	-	(24,942)	-

Balance, December 31, 2005	43,433,792	$13,398,523	$337,747

On December 7, 2005, the Company cancelled 103,125 common shares held that were held in escrow.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

4.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended December 31, 2005, the Company issued the following common shares:

	i)	1,194,500 common shares pursuant to the exercise of stock options for proceed of $179,175.

	ii)	In September 2005, the Company issued 2,000,000 units at $0.15 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one share purchase warrant exercisable at $0.15 per share expiring September 14, 2007. The Company paid a finder’s fee and other issuance costs of $24,942.

During the year-ended December 31, 2004 the Company issued the following common shares:

	i)	In June 2004, the Company issued 3,100,000 units at $0.20 per unit for total proceeds of $620,000. Each unit consisted of one common share and one non-transferable share purchase warrant. A total of eight warrants entitles the holder to acquire one additional common share for $0.20 until June 2, 2006. The Company issued 225,000 common shares at a value of $45,000 as a finder’s fee.

	ii)	In August 2004, the Company issued 1,500,000 shares at $0.20 per share for total proceeds of $300,000. The Company issued 93,750 common shares at a value of $18,750 as a finder’s fee.

	iii)	Issued 7,680,000 common shares pursuant to the exercise of warrants for proceeds of $1,090,200 of which $146,950 was received during the year ended December 31, 2003. The Company also issued 1,050,000 common shares pursuant to the exercise of stock options for proceeds of $110,000.

During the year ended December 31, 2003 the Company issued the following common shares:

	i)	In August 2003, issued 2,100,000 units at a price of $0.10 per unit for total proceeds of $210,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.10 until August 28, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $79,313 which is included in contributed surplus. The Company incurred share issuance costs of $12,780 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

	ii)	In October 2003, the Company issued 2,037,059 units at a price of $0.17 per unit for total proceeds of $346,300. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.24 until October 14, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $125,736 which is included in contributed surplus. The Company incurred share issuance costs of $36,444 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

	iii)	In November 2003, the Company issued 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share for $0.12 until May 1, 2004 and thereafter for $0.14 until May 1, 2005. The share purchase warrants issued with this conversion have been recorded at a fair value of $63,561 which is included in contributed surplus. The Company incurred share issuance costs of $7,300 on the conversion which were allocated on a pro-rata basis between capital stock and contributed surplus.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…) Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at December 31, 2005:

	Number	Exercise
	of Shares	Price	Expiry Date

Options	1,795,000	$0.15	April 5, 2006
	305,000	0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	625,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007

Warrants	387,500	0.20	June 2, 2006
	2,000,000	0.15	September 14, 2007

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Outstanding, December 31, 2002	8,100,000	$0.27	1,500,000	$0.13
Granted	5,637,059	0.17	-	-
Exercised	(946,000)	0.15	(50,000)	0.10
Expired/cancelled	(4,054,000)	0.15	(500,000)	0.20

Outstanding, December 31, 2003	8,737,059	0.15	950,000	0.10
Granted	387,500	0.20	3,300,000	0.15
Exercised	(7,680,000)	0.14	(1,050,000)	0.10
Expired/cancelled	-	-	-	-

Outstanding, December 31, 2004	1,444,559	0.23	3,200,000	0.15
Granted	2,000,000	0.15	1,349,500	0.15
Exercised	-		(1,194,500)	0.15
Expired/cancelled	(1,057,059)	0.12	(380,000)	0.15

Outstanding, December 31, 2005	2,387,500	$0.16	2,975,000	$0.15

Number currently exercisable	2,387,500	$0.16	2,825,000	$0.15

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

4.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the year ended December 31, 2005, the Company granted 1,349,500 (2004 – 3,300,000; 2003 - Nil) stock options to directors and consultants. The Company recognized $75,193 (2004 - $298,483; 2003 - $Nil) in stock- based compensation expense, with a corresponding credit to contributed surplus on the balance sheet. The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

		2005	2004

	Risk-free interest rate	3.4%	2.4%
	Expected life of options	2 years	2 years
	Annualized volatility	81%	160%
	Dividend rate	0.00%	0.00%

5.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004	2003

Cash paid during the year for interest	$-	$-	$-

Cash paid during the year for income taxes	$-	$-	$-

Significant non-cash transactions during the year ended December 31, 2005 included:

a)	The accrual of future site restoration costs of $4,021.

b)	The cancellation of 103,125 escrow shares with a value of $31,556.

The significant non-cash transactions during the year ended December 31, 2004 were the issuance of 318,750 common shares valued at $63,750 for finders’ fees on private placements.

Significant non-cash transactions during the year ended December 31, 2003 included:

a)	The issuance of 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000.

b)	The accrual of future site restoration costs of $6,473.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

6.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

	a)	Paid or accrued management fees of $72,000 (2004 - $72,000; 2003 - $87,000) to directors.

	b)	Paid or accrued rent of $Nil (2004 - $Nil; 2003 - $4,000) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7.	INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2005	2004	2003

Loss for the year	$(160,248)	$(766,320)	$(746,498)

Expected income taxes (recovery)	$(54,794)	$(272,810)	$(280,683)
Non-deductible items for income tax purposes	56,503	43,410	225,479
Other items deductible for income tax purposes	(108,310)	(56,285)	(53,402)
Unrecognized benefits of non-capital losses	106,601	285,685	108,606

Actual income tax recovery	$-	$-	$-

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2005	2004

Future income tax assets:
Oil and gas properties	$640,187	$1,287,892
Mineral property and related exploration expenditures	91,371	95,334
Financing fees	32,959	68,279
Operating losses available for future periods	658,197	640,519
Capital losses available	252,741	527,409

	1,675,455	2,619,433
Valuation allowance	(1,675,455)	(2,619,433)

Net future income tax asset	$-	$-

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

7.	INCOME TAXES (cont’d…..)

The Company has incurred operating losses of approximately $1,929,064 in Canada which, if unutilized, will expire commencing 2015. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

8.	SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $104,464 (2004 - $149,560) and the total amount of capital assets attributable to the U.S.A. is $1,466,777 (2004 - $1,492,833).

9.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

10.	SUBSEQUENT EVENT

Subsequent to December 31, 2005, the Company issued 500,000 common shares for gross proceeds of $75,000 pursuant to the exercise of stock options.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2005

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2005	2004

Consolidated balance sheets
Total assets under Canadian GAAP and United States GAAP	$1,834,436	$1,790,255

Total liabilities under Canadian GAAP and United States GAAP	$116,188	$441,185

Capital stock and contributed surplus under Canadian GAAP	13,736,270	13,206,844
Cumulative compensation expense on granting of stock options	759,296	759,296

Capital stock and contributed surplus under United States GAAP	14,495,566	13,966,140

Deficit under Canadian GAAP	(12,018,022)	(11,857,774)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)

Deficit under United States GAAP	(12,777,318)	(12,617,070)

Total shareholders' equity under United States GAAP	1,718,248	1,349,070

Total liabilities and shareholders' equity under United States GAAP	$1,834,436	$1,790,255

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statements of operations and cash flows.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which required the impairment loss as a result of the ceiling test to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at
December 31, 2005, 2004 and 2003.

Stock-based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based
Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected for the years ended December
31, 2005, 2004 and 2003 to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the year ended December 31, 2002, the Company elected to account for stock-based compensation using
Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly,
compensation cost for stock options was measured as the excess, if any, of the quoted market price of the
Company’s stock at the date of grant over the option price. Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation costs to be recognized by the Company. All the options granted and repriced during the year ended
December 31, 2002 were fully vested on grant.

Under Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2005, 2004 and 2003.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Loss per share (cont’d…)

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2005, 2004 and 2003 was 41,476,215, 33,755,501 and 22,132,652, respectively.
Accordingly, the loss per share for the years ended December 31, 2005, 2004 and 2003 was $(0.00), $(0.02) and
$(0.03), respectively.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset
Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

Under Canadian GAAP, the Company was required to record asset retirement obligations as at December 31, 2005 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $10,494 (2004 - $6,473). New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) and adopted by the Company effective January 1, 2003. Accordingly, there is no difference between Canadian GAAP and United States GAAP as at December 31, 2005 and 2004.

New accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-
Monetary Assets – an amendment of APB Opinion No. 29” (‘SFAS 153”), which amends Accounting Principles
Board Opinion No. 29, “Accounting for Non-monetary Transactions”, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment”
(‘SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) DECEMBER 31, 2005

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements (cont’d…)

	i.	Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share based payment liabilities were measured at their intrinsic value.

	ii.	Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity’s share price.

	iii.	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

	iv.	Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other that those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion 20 and FASB Statement 3” (SFAS 154). SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Form 51-102F1 MANAGEMENT'S DISCUSSION & ANALYSIS Portrush Petroleum Corporation

MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan
Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties,
Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has seven gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture
Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the year ended December 31, 2005 (the "Financial Statements"). The information in this Management
Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of April 21,
2006.

2005 Highlights

*	Reported oil and gas revenues increased to $593,598 for the 12 month period ended December
31, 2005 compared to $442,368 for the same period in 2004, with a reported net loss of $0.01 per share for the period in 2005 compared to a net loss of $0.02 per share for fiscal 2004.

*	The Mission River field in Texas has seven wells on production and total production from the field for the month of March amounted to approximately fifty five million cubic feet of gas and
3,000 barrels of oil.

*	The operator of the Mission River project has completed the first deep well, the Scanio-Shelton
#6, drilled to a depth of 10,300 feet. A second deep well is planned for the project and drilling is expected to take place before the end of the 2nd quarter.

*	Reserves have increased in both Lenox and Mission River.

Properties of the Company

Mission River Project, Texas

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The
Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and five additional wells have since been drilled and completed as gas wells. Six wells are currently on production and the seventh, the Scanio-Shelton #6, a recently completed deep well commenced production on March
13, 2006. A gas pipeline runs through the property. Total production from the field for the month of
March 2006 amounted to approximately 55 million cubic feet of gas and 3,000 barrels of oil.

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb
County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the
Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. Lenox provided a significant portion of the oil and gas revenue during 2005.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Annual Information

	Year-end	Year-end	Year-end
	12/31/05	12/31/04	12/31/03

Revenues (Net)	593,598	442,368	415,244
Other (Interest)

General and Administrative Expenses
(not including stock based	327,506	569,691	343,110
compensation)
Stock Based Compensation Expenses	75,193	298,482	Nil

Settlement of lawsuit & write-off of	Nil	(73,022)	2,464
receivable(1)

Net Income (Loss)	(160,248)	(766,320)	(746,498)
per share	(0.01)	(0.02)	(0.03)

Working Capital	157,501	(286,850)	(306,989)

Oil & Gas Properties
Property Expenditures	1,571,241	1,642,393	173,758

Long Term Liabilities	Nil	Nil	Nil

Shareholders' Equity
Dollar Amount	1,718,248	1,349,070	(139,704)
Number of Securities (2)	43,433,792	40,342,417	26,693,667

(1)	In fiscal 2004, the Company wrote-off an accounts receivable of $73,022.

(2)	During the year ended December 31, 2005, the Company cancelled 103,125 common shares which were held in escrow.

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company had no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the year ended December 31, 2005, the Company recorded gross revenue of $593,598 compared with
$442,368 in 2004. Well operating expenses were $343,933 compared with $267,493 in the previous year.
During the 4th quarter, revenue decreased to $115,429 and the Company recorded stock option expenses of
42,645 resulting in a loss of $42,040.

General and administration expenses before the non-cash expenses were $327,506 compared with $569,690 for 2004. The Company expects general and administrative expenses to remain relatively constant as the
Company expects its level of activity to remain the same for next year. The Company is planning to attend a number of trade shows and conferences in first half of the year. The Company paid or accrued to the President of the Company management fees of $6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

2004	Total Revenue	79,187	89,417	94,094	179,670

	Net Loss	(49,234)	(601,270) (1)	(249,247)	(133,431)

	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)

2005	Total Revenue	157,958	146,856	173,355	115,429

	Net Loss	(2,425)	(113,576) (2)	(2,207) (3)	(42,040) (4)

	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

(1)	During the quarter, the Company recorded stock based compensation expenses of $428,612.

(2)	During the quarter, the Company recorded stock based compensation expenses of $29,672

(3)	During the quarter, the Company recorded stock based compensation expenses of $2,876.

(4)	During the quarter, the Company recorded stock based compensation expenses of $42,645.

The Company has increased it revenues over the last two years from its various producing wells.
Administrative costs have remained relatively consistent over the last two years when stock-based compensation, a non-cash expense, is excluded from administrative costs.

Liquidity

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

On September 1, 2005, the Company announced that it entered into an investor relations agreement with
Agora Investor Relations Corp. to provide shareholder communications services for the Company. Agora will be paid US$2,500 per month over a 12 month period and will be granted stock options to purchase 200,000 common shares at $0.15 per share expiring September 1, 2007.

The Company will use AGORA (http://www.agoracom.com) to provide a dynamic interactive investor relations service thru the use of its IR HUB website. The website provides effective communication between
Portrush Petroleum, it's shareholders and the investment community through AGORA’s Internet based investor relations system. The Portrush Petroleum IR HUB (http://www.agoracom.com/IR/Portrush) will allow both Portrush and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.

The Company will continue its corporate awareness program this fall with the aim of enhancing the
Company's visibility and foster a clear understanding of its performance and strategic direction.

Financing, Principal Purposes and Milestones

During the year, the Company raised $300,000 through the issuance of 2,000,000 units consisting one share and a warrant to purchase an additional share at $0.15 per share expiring September 14, 2007. These funds will be used for working capital.

Outstanding Share Data

There were 43,433,792 common shares of the Company outstanding as of December 31, 2005.

During the first quarter of 2006, the Company issued 500,000 common shares for gross proceeds of
$75,000 pursuant to the exercise of stock options.

(See Note 4 of the financial statements for additional detail)

The following incentive stock options and share purchase warrants were outstanding at December 31,
2005:

	Number	Exercise
	of Shares	Price	Expiry Date

Options	1,795,000	0.15	April 15, 2006*
	305,000	0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	625,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007

Warrants	387,500	0.20	June 2, 2006
	2,000,000	0.15	September 14, 2007

*During April, 2006 1,195,000 options expired unexercised and 100,000 options were exercised.

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of $72,000 (2004 - $72,000) to a director, Martin Cotter for his services as the President of the Company.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Changes in Accounting Policies

Stock Options

During the year ended December 31, 2003 the Company elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, “Stock Based Compensation and Other Stock-based
Payments”, which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-
value based method, as pro-forma information in the share capital note.

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 “Asset Retirement
Obligations”. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events

Subsequent to December 31, 2006, the Company issued 500,000 common shares for gross proceeds of $75,000 pursuant to the exercise of stock options.

Form 52-109FT2 – Certification of Annual Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the issuer) for the year ending December 31, 2005;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of

	a	material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 28, 2006 “Martin Cotter” Martin Cotter

Form 52-109FT2 – Certification of Annual Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Financial Officer, certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the issuer) for the year ending December 31, 2005;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of

	a	material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b. evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 28, 2006 “Martin Cotter” Martin Cotter

PORTRUSH PETROLEUM CORPORATION NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the annual general meeting (the "Meeting") of the shareholders of
PORTRUSH PETROLEUM CORPORATION (the "Company") will be held on May 26th, 2006, at 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 at 10:00 a.m. for the following purposes:

1.	To receive and consider the report of the directors and the Audited Financial Statements of the Company for the year ended December 31, 2005, together with the Auditor's Report.

2.	To fix the number of directors at three.

3.	To elect Directors for the ensuing year.

4.	To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.	To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

6.	To transact such other business as may be brought before the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 26th day of April, 2005.

BY ORDER OF THE BOARD

"Martin Cotter" President

PORTRUSH PETROLEUM CORPORATION

(the “Company”) Suite 200 – 1687 W. Broadway Vancouver, B.C. V6J 1X2

INFORMATION CIRCULAR

This information is given as of April 26, 2006

This information circular is furnished in connection with the solicitation of proxies by the management of PORTRUSH PETROLEUM CORPORATION (the "Company") for use at the
annual general meeting of the Company to be held on May 26, 2006 and at any adjournments thereof (the “Meeting”). Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the
Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management
Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management
Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the
Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University
Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 866-249-7775 or outside North America
Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the
Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the
Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with
(Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or in the name of a clearing agency (such as The Canadian Depository for Securities Limited
(“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of
National Instrument 54-101 of the Canadian Securities Administrators, the Company has
distributed copies of the Notice of Meeting, this Information Circular and the Proxy
(collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a
Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-
Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or a form of proxy.

The voting instruction form, when properly completed and signed by the Non-Registered
Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.
Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions.

The Non-Registered Holder may be given a form of proxy which has already been signed by the Intermediary restricted as to the number of shares beneficially owned by the Non-
Registered Holder. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, at the address or fax number as provided above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective
Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which
44,033,792 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on the Record Date will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns shares carrying more than 10% of the voting rights attached to all shares of the
Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director.The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of	Principal Occupation	Appointment	Number of Shares
Proposed Directors and		Date
Present Offices Held

Martin P. Cotter[1]	Self-employed professional	January 29,	4,296,666
Dublin, Ireland	engineer. Director of the	1996
President and Director	Company from 1996 to
	present.

Neal Iverson[1]	Self-employed realtor with	September 26,	100,000
Vancouver, B.C.	Western Mortgage Realty	2001
Director	Corp.

Wes Franklin[1]	Chief Geologist with	May 31, 2005	nil
Coupeville, WA	McAlester Fuel Company
Director

The above information was provided by the individual nominee.
(1) Member of the audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company to the President and Chief
Executive Officer, Mr. Martin Cotter, in 2005 for services rendered to the Company for the periods indicated. The Company has only one named executive officer (“NEO”).

Summary Compensation Table

NEO Name	Year	Annual Compensation			Long Term Compensation			All other
and Principal								compensation
Position

		Salary	Bonus	Other	Awards		Payouts
		($)	($)	Annual
Compe
nsation

					Securities	Restricted	LTIP
					Under	Shares or	Payouts
					Options/	Restricted	($)
					SARs	Share Units
Granted

Martin P.	2005	72,000	Nil	Nil	1,000,000	Nil	Nil	Nil
Cotter	2004	72,000	Nil	Nil	500,000	Nil	Nil	Nil
	2003	72,000	Nil	Nil	500,000	Nil	Nil	Nil

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive
Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares.
No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Stock Options Granted During 2005

The following table sets forth the options to purchase common shares of the Company granted during 2005 to the Named Executive Officers of the Company.

OPTIONS/SAR GRANTS DURING THE MOST RECENT COMPLETED FINANCIAL YEAR

NEO Name	Securities	% of Total	Exercise or	Market Value of	Expiration Date
	Under	Options/SARs	Base Price	Securities
	Options/SARs	Granted to	($/Security)	Underlying
	Granted (#)	Employees in		Options/SARs on
		Financial Year		the Date of Grant
($/Security)

Neal Iverson	100,000	7%	$0.15	$0.15	Sept. 1, 2007

Wes Franklin	300,000	22%	$0.15	$0.15	Sept. 1, 2007

Stock Options Exercised During 2005

No stock options were exercised by the directors or NEO during 2005

There are no compensatory plans or arrangements with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a changed of the Name Executive Officer’s responsibilities following a change in control.

The Company and its subsidiaries have no employment contracts with any Named Executive
Officers and there are no defined benefit or actuarial plans in place for any Named Executive
Officers.

Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company other than the reimbursement of their expenses or as set out elsewhere in this Information Circular. The
Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year. During the most recently completed financial year ended December 31, 2005, the Company did not have a pension plan for its Directors, officers or employees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended December 31,
2005, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Number of securities
remaining available for
future issuance under
	Number of securities to be	Weighted-average	equity compensation plans
	issued upon exercise of	exercise price of	(excluding securities
	outstanding options,	outstanding options,	reflected in column (a))
Plan Category	warrants and rights	warrants and rights

Equity compensation plans
approved by securityholders	2,975,000	$0.15	1,428,000

Equity compensation plans not
approved by securityholders	Nil	N/A	N/A

Total	2,975,000	$0.15	1,428,000

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2005, being the commencement of the Company’s last completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a)	any director or executive officer of the Company;

(b)	any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and (c) any associate or affiliate of any of the foregoing persons.

During the Company's financial year ended December 31, 2005, the Company paid or accrued $72,000 for management services to the President of the Company.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance
Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-
201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the
Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The board facilitates its independent supervision over management by reviewing all significant transactions of the Company.

The independent members of the Board of Directors of the Company are Neal Iverson and Wes
Franklin.

The non-independent director is Martin Cotter, President and Chief Executive Officer of the
Company.

A majority of the Board is independent, and one director is an officer of the Company.

2. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s oil and gas properties and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

3. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the
Company, this policy will be reviewed.

5. Compensation

The Board determines compensation for the directors and CEO.

6. Other Board Committees

The Board has no other committees other than the audit committee, the stock option committee, and the compensation committee.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British
Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company.

Davidson & Company, Chartered Accountants, were first appointed auditor of the Company at the annual general meeting of the Company held on April 12, 1999.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Audit Committee Charter

The audit committee is a committee of the board of directors of the Company that is independent of the Company’s management and represents the interests of the Company’s shareholders.

The audit committee is authorized by the board of directors to:

(a)	oversee the process of selecting and appointing the Company’s external auditor,

(b)	oversee the conduct of the audit, and

(c)	have primary responsibility for the relationship between the Company and its external auditor.

Responsibilities of the Audit Committee The audit committee must:

(a) take reasonable steps, at the time the auditor’s appointment is under consideration, to ensure that the auditor is independent of management of the Company in accordance with applicable standards,

(b) determine whether the audit fees charged by the auditor appear adequate in relation to the work required to support an audit opinion, without regard to fees that might be paid to the auditor for other services,

(c) meet with the auditor, regularly and when otherwise appropriate, without management present to determine whether there are any contentious issues between the auditor and management relating to the Company’s financial disclosure and, if so, whether those issues have been resolved to the auditor’s satisfaction,

(d) establish, and monitor compliance with, the Company’s policies regarding (i) the auditor’s providing services beyond the scope of the Company’s audit, and (ii) the Company’s hiring individuals formerly employed by the auditor to fill senior officer positions of the Company, and

(e) prepare annually a report describing the steps it has taken to ensure that the auditor is independent of management of the Company, including (i) the policies and procedures followed so that any contracts for non-audit services to be provided by the auditor do not compromise the auditor’s independence, and (ii) the nature of any non-audit service contracts entered into and the amount of the related fees.

The Company’s audit committee is comprised of three directors: Martin Cotter, Wes Franklin and Neal Iverson. All audit committee members are “financially literate” (as defined in MI 52-
110) and only Martin Cotter, the President, is not “independent”.

Since the commencement of the Company’s most recently completed financial year, the
Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.
Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-
audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-
related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the
Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year			Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Ending

December	31,	2004	$15,240	Nil	Nil	Nil

December	31,	2005	$22,352	Nil	$3,000	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the
Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the
Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reaffirm Stock Option Plan

During the next year, the Company may grant additional stock options pursuant to its existing
Incentive Stock Option Plan (the “Plan”), subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), shareholder approval of the
Plan is required on an annual basis. Under the Exchange’s Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Plan is limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). This is constituted as a “rolling” as opposed to a
“fixed number” plan. Any previously granted options are governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan.

Options must be issued only on terms acceptable to the Exchange and the Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices of the Company or the registered offices of the Company, at Suite 700 – 595 Howe Street, Vancouver, BC, V6C 2T5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

“BE IT RESOLVED that, subject to regulatory approval:

1.	the Company’s stock option plan (the “Plan”) be and it is hereby affirmed and approved;

2.	the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;

3.	the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the
Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2005.

Shareholders may contact the Company to request copies of financial statements and MD&A at the following address:

Suite 700 – 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

CERTIFICATE

The content and sending of this information circular has been approved by the Company’s board of directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 26th day of April, 2006

PORTRUSH PETROLEUM CORPORATION

“Martin Cotter” Martin Cotter, President

PORTRUSH PETROLEUM CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

Security Class 123

Holder Account Number

C1234567890 XXX

MR A SAMPLE
DESIGNATION (IF ANY)
ADD1
ADD2
ADD3
ADD4
ADD5

999999999999 ASXQ 1

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PORTRUSH PETROLEUM CORP. (the "Company")

TO BE HELD AT THE COMPUTERSHARE BOARD ROOM, 3RD FLOOR, 510 BURRARD STREET, VANCOUVER, B.C. V6C 3B9, ON MAY 26TH, 2006, AT 10:00 AM

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, Martin Cotter, a Director of the Company, or failing this person, Neal Iverson, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Against
1.	To determine the number of Directors at three		
		For	**Withhold**
2.	To elect as Director, Martin Cotter		
3.	To elect as Director, Neal Iverson		
4.	To elect as Director, Wesley Franklin		
		For	**Withhold**
5.	To appoint Davidson & Company as Auditors of the Company and authorize the Directors to fix their remuneration		
		For	**Against**
6.	To reaffirm the Company's Stock Option Plan		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________ **Date:** ____________________

Please Print Name: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

FORM 13-502F1
CLASS 1 PARTICIPATION FEE

Reporting Issuer Name:	Portrush Petroleum Corporation

Financial Year Ending, used in
calculating the participation fee:	December 31, 2005

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the
issuer’s most recent financial year	43,433,792
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the
Rule)	X	$0.165
Market value of class or series	=	$7,166,575
7,166,575 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in
Canada or the United States of America at the end of the financial year)
n/a(B)

Market value of other securities:
[Provide details of how determination was made.]	n/a(C)

(Repeat for each class or series of corporate debt or preferred shares)	n/a(D)

Capitalization
(add market value of all classes and series of securities) (A) + (B) + (C) + (D) =	$7,166,575

Participation Fee	$600
(From Appendix A of the Rule)

New reporting issuers reduction
(see section 2.8 of the Rule)

Total Fee Payable	x	12	Number of entire months
remaining in the issuer’s financial year
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED MARCH 31, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2006.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	March 31,	December 31,
	2006	2005

ASSETS

Current
Cash	$221,483	$189,546
Receivables	104,718	73,649
Prepaids	12,500	-

	338,701	263,195

Oil and gas properties (Note 3)	1,536,347	1,571,241

	$1,875,048	$1,834,436

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$63,438	$89,123
Due to related parties (Note 6)	-	16,571

	63,438	105,694

Future site restoration	10,494	10,494

	73,932	116,188

Shareholders' equity
Capital stock (Note 4)
Authorized
100,000,000 common shares without par value
Issued and outstanding
43,933,792 common shares (2005 – 43,433,792)	13,514,178	13,398,523
Contributed surplus (Note 4)	297,092	337,747
Deficit	(12,010,154)	(12,018,022)

	1,801,116	1,718,248

	$1,875,048	$1,834,436

Nature and continuance of operations	(Note 2)
Subsequent events (Note 10)
On behalf of the Board:
“Martin Cotter”	Director	“Neil Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31,	March 31,
	2006	2005

REVENUE
Oil and gas revenue, net of royalties	$150,811	$157,958

DIRECT COSTS
Depletion	23,880	50,778
Operating expenses	33,176	47,671

Total direct costs	(57,056)	(98,449)

EXPENSES
Consulting and administration fees	2,305	13,000
Investor relations	14,525	4,369
Management fees – related party	20,833	18,000
Office and miscellaneous	15,929	21,921
Professional fees	25,928	1,500
Transfer agent and regulatory fees	8,388	3,144

Total expenses	(87,908)	(61,934)

Income before other items	5,847	(2,425)

OTHER ITEMS
Foreign exchange	2,021	-

Total other items	2,021	-

Income for the period	7,868	(2,425)

Deficit, beginning of the period	(12,018,022)	(11,857,774)

Deficit, end of period	$ (12,010,154)	$ (11,860,199)

Basic and diluted loss per share	$ 0.01	$(0.03)

Weighted average number of shares outstanding	43,652,681	22,235,777

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31,	March 31,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$7,868	$(2,425)
Items not affecting cash:
Depletion	23,880	50,778

Changes in non-cash working capital items:
Increase in receivables	(31,069)	(28,650)
(Increase) decrease in prepaids	(12,500)	5,625
Decrease in accounts payable and accrued liabilities	(25,685)	(14,406)

Cash used in operating activities	(37,506)	10,922

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	(16,571)	16,797
Proceeds from issuance of capital stock	75,000	11,250

Cash provided by financing activities	58,429	28,047

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property (expenditures) recoveries	11,014	(50,218)

Cash used in investing activities	11,014	(50,218)

Change in cash position during period	31,937	(11,249)

Cash position, beginning of period	189,546	74,543

Cash position, end of period	$221,483	$63,294

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management) MARCH 31, 2006

1.	BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	March 31,	December
	2006	31,
		2005

Working capital	$275,263	$157,501
Deficit	(12,010,154)	(12,018,022)

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management) MARCH 31, 2006

3. OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	March 31,	December
	2006	31,
		2005

Oil and gas properties:
U.S.A., proved	$2,708,708	$2,708,708
Canada, unproved	93,450	104,464

	2,802,158	2,813,172

Less: Accumulated depletion	(1,265,811)	(1,241,931)

	$1,536,347	$1,571,241

At March 31, 2006, the oil and gas properties include $93,450 (December 31, 2005 - $104,464) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospect, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

Michigan and Wyoming, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. During the year ended
December 31, 2003, the ceiling test calculation determined that the net book value of the Company’s assets in the
U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management) MARCH 31, 2006

3.	OIL AND GAS PROPERTIES (cont’d…)

Texas, U.S.A.

The Company acquired a 10% working interest (7.5% net revenue interest) in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

The full cost ceiling test results as of December 31, 2005 resulted in no impairment of evaluated oil and gas properties. No ceiling test was performed at March 31, 2006. The future prices used in the December 31, 2005 ceiling test are as follows:

		Natural Gas	Oil
		(Cdn $/Mmbtu)	(Cdn $/Bbl)

	2006	$11.08	$71.08
	2007	10.87	69.67
	2008	10.65	68.28
	2009	10.42	66.88
	2010	10.23	65.59

4.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number	Capital	Contributed
	of Shares	Stock	Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2005	43,433,792	$13,398,523	$337,747

Exercise of stock options	500,000	75,000	-
Contributed surplus on exercise of stock options	-	40,655	(40,655)

Balance, March 31, 2006	43,933,792	$13,514,178	$297,092

During the three month period ended March 31, 2006, the Company issued 500,000 common shares for gross proceed of $75,000 pursuant to the exercise of stock options. Subsequent to March 31, 2006, the Company issued
100,000 common shares for gross proceeds of $15,000 pursuant to the exercise of stock options.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management) MARCH 31, 2006

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…) Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at March 31, 2006:

	Number	Exercise
	of Shares	Price	Expiry Date

Options	1,295,000	$0.15	April 5, 2006
	305,000	0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	625,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007

Warrants	387,500	0.20	June 2, 2006
	2,000,000	0.15	September 14, 2007

5.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2006	2005

	Cash paid during the period for interest	$-		$-

	Cash paid during the period for income taxes	$-		$-

There were no significant non-cash transactions during the three month period ended March 31, 2006 and 2005.

6.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $20,833 (2005 - $18,000) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

PORTRUSH PETROLEUM CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management) MARCH 31, 2006

8.	SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $93,450 (December 31, 2005 - $104,464) and the total amount of capital assets attributable to the U.S.A. is $1,442,897 (December 31, 2005 - $1,466,777).

9.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

10.	SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2006:

	i)	Issued 100,000 common shares for gross proceeds of $15,000 pursuant to the exercise of stock options.

	ii)	1,195,000 stock options exercisable at $0.15 per share expired.

	iii)	Granted 1,600,000 stock options exercisable at $0.15 until April 10, 2009 and 300,000 stock options exercisable at $0.15 until April 25, 2009.

Form 51-102F1 MANAGEMENT'S DISCUSSION & ANALYSIS Portrush Petroleum Corporation

Interim MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf
Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has seven gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in
Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the
Company for the period ended March 31, 2006 (the "Financial Statements"). The information in this
Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements.
These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of May 26, 2006.

2006 Highlights

*	The Mission River field in Texas has seven wells on production and total production from the field for the month of March amounted to approximately fifty five million cubic feet of gas and 3,000 barrels of oil.

*	The operator of the Mission River project has completed the first deep well, the Scanio-Shelton #6, drilled to a depth of 10,300 feet. A second deep well is planned for the project and drilling is expected to take place before the end of the 2nd quarter.

*	Reported oil and gas revenues for the 3 month period ended March 31, 2006 was $150,811 compared to $157,958 for the same period in 2005, with a reported net income of $0.01 per share for the period in 2006 compared to a net loss of $0.03 per share for fiscal 2005.

Properties of the Company

Mission River Project, Texas

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and five additional wells have since been drilled and completed as gas wells. Six wells are currently on production and the seventh, the Scanio-Shelton #6, a recently completed deep well commenced production on March
13, 2006. A gas pipeline runs through the property. Total production from the field for the month of March
2006 amounted to approximately 55 million cubic feet of gas and 3,000 barrels of oil.

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb
County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the
Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. Lenox provided a significant portion of the oil and gas revenue during 2005.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and
Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Financial Information

	3 Months	3 Months
	Ended	Ended
	Mar 31,2006	Mar 31,2005

Total Revenues	$ 150,811 $	$ 157,958

G&A expense	57,056	61,934

Net Income (loss)	7,868	(2,425)

Working Capital (Deficiency)	275,263	(277,465)

Oil and Gas Properties	1,536,347	1,641,833

Total Assets	1,875,048	1,801,471

Basic and diluted income (loss)
per share	0.01	(0.01)

Long-term liabilities	-	-

Cash dividends	-	-

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company had no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the period ended March 31, 2006, the Company recorded gross revenue of $150,811 compared with
$157,958 in 2005. Well operating expenses were $33,176 compared with $47,671 in the previous year and the Company recorded depletion expenses of $23,880 compared with $50,778 in the previous year.

General and administration expenses were $87,908 compared with $61,934 for the same period in 2005.
The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for next year. The Company is planning to attend a number of trade shows and conferences in first half of the year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

2004	Total Revenue	79,187	89,417	94,094	179,670

	Net Loss	(49,234)	(601,270) (1)	(249,247)	(133,431)

	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)

2005	Total Revenue	157,958	146,856	173,355	115,429

	Net Loss	(2,425)	(113,576) (2)	(2,207) (3)	(42,040) (4)

	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Total Revenue	150,811

	Net Income	7,868

	Basic and diluted Income (loss) per	0.01
	share

(1)	During the quarter, the Company recorded stock based compensation expenses of $428,612.

(2)	During the quarter, the Company recorded stock based compensation expenses of $29,672

(3)	During the quarter, the Company recorded stock based compensation expenses of $2,876.

(4)	During the quarter, the Company recorded stock based compensation expenses of $42,645.

The Company has increased it revenues over the last two years from its various producing wells.
Administrative costs have remained relatively consistent over the last two years when stock-based compensation, a non-cash expense, is excluded from administrative costs.

Liquidity

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.
Investor Relations

On September 1, 2005, the Company announced that it entered into an investor relations agreement with
Agora Investor Relations Corp. to provide shareholder communications services for the Company. Agora will be paid US$2,500 per month over a 12 month period and will be granted stock options to purchase
200,000 common shares at $0.15 per share expiring September 1, 2007.

The Company will use AGORA (http://www.agoracom.com) to provide a dynamic interactive investor relations service thru the use of its IR HUB website. The website provides effective communication between Portrush Petroleum, it's shareholders and the investment community through AGORA’s Internet based investor relations system. The Portrush Petroleum IR HUB (http://www.agoracom.com/IR/Portrush)

will allow both Portrush and AGORA to communicate with all investors simultaneously, anytime and in real-
time, while providing shareholders with equal access and complete transparency to all investor relations communications.

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Financing, Principal Purposes and Milestones

During the period, the Company raised $75,000 through the issuance of 500,000 at $0.15 per share upon the exercise of previously issued stock options. These funds will be used for working capital.

Outstanding Share Data

There were 43,933,792 common shares of the Company outstanding as of March 31, 2006. (See Note 4 of the financial statements for additional detail)

The following incentive stock options and share purchase warrants were outstanding at May 26, 2006:

	Number	Exercise
	of Shares	Price	Expiry Date

Options		0.15	April 15, 2006*
	305,000	0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	625,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009

Warrants	387,500	0.20	June 2, 2006
	2,000,000	0.15	September 14, 2007

*During April, 2006 1,195,000 options expired unexercised and 100,000 options were exercised.

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month (2005 - CDN$6,000 per month)
to a director, Martin Cotter for his services as the President of the Company.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Changes in Accounting Policies

Stock Options

During the year ended December 31, 2003 the Company elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, “Stock Based Compensation and Other Stock-based
Payments”, which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note.

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 “Asset Retirement
Obligations”. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events

Subsequent to March 31, 2006, the Company:

  Issued 100,000 common shares for gross proceeds of $15,000 pursuant to the exercise of stock options.
  1,195,000 stock options exercisable at $0.15 expired on April 15, 2006.
  Granted 1,600,000 stock options exercisable at $0.15 until April 10, 2009 and 300,000 stock options exercisable at $0.15 until April 25, 2009.

PORTRUSH PETROLEUM CORPORATION Form 52-109F2 – Certification of Interim Filings

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Financial Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the “Issuer”) for the interim ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.	The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 29, 2006

“Martin Cotter” Martin Cotter President

PORTRUSH PETROLEUM CORPORATION Form 52-109F2 – Certification of Interim Filings

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the “Issuer”) for the interim ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.	The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 29, 2006

“Martin Cotter” Martin Cotter President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768 (Registrant)

Date: May 31, 2006                           By: /s/ Neal Iverson

                                               Neal Iverson, Director/Corporate Secretary